Exhibit 99.13

March 27, 2012

CONSENT OF MARYSE BELANGER

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2011 (the ‘Annual Report’), I, Maryse Belanger, P.Geo., Vice President Technical Services, Goldcorp Inc., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-10 (File No. 333-167567), of the following:

1.	General overview of the Peñasquito Operation; and
2.	Technical report dated December 31, 2010, entitled “Penasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” for Silver Wheaton Corp.

Yours truly,

/s/ Maryse Belanger

Maryse Belanger, P.Geo.
Vice President Technical Services,
Goldcorp Inc.